Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

Dominion Energy FAQs

for union employees

1	Updated March 26, 2018

A. General Dominion Energy Information

1. Where can I learn more about Dominion Energy?

We are happy to have you as part of the Dominion Energy team. You can visit www.dominionenergy.com to learn more.

2. What are Dominion Energy’s Core Values?

Much like SCANA, Dominion Energy has core values that are at the heart of our business: Safety, Ethics, Excellence, and One Dominion Energy.

Safety: Safety is our highest priority – in the workplace and in the community. The work we do can be dangerous. So our first and fundamental goal is to send every employee home safe and sound, every day with zero injuries. That is the only acceptable standard of performance.

Ethics: Integrity, individual responsibility and accountability go hand-in-hand with bottom-line results. We cannot and will not take shortcuts to achieve our goals and fulfill our obligations to stakeholders. Ethical behavior matters and our reputation depends on it.

Excellence: We set high performance standards and are committed to continuous improvement in all areas of our business. The odds of long-term success improve when we go beyond “good” and strive for “great.” Our aim is not to be the biggest energy company, just the best.

One Dominion Energy: Teamwork is at the heart of “One Dominion Energy”. It is a unifying outlook that transcends organizational boundaries and focuses on our shared mission and purpose. We know that strong, sustainable performance depends on how well we support each other in executing our business plan.

3. How should I support the Merger?

If you are in support of the Merger, we would appreciate your help in spreading the word. Visit BrighterEnergyFuture.com to get the facts. Then like and share “Dominion Energy South” on Facebook and ask your family and friends to do the same. Tell them that you support the merger, that it’s good for the customers, the employees, and the retirees and it’s good for South Carolina.

4. Where can I get the facts?

Refer to the overview document on the extranet for a summary.

5. Who is my point of contact if I have a question?

You can consult your HR Business Partner with any questions.

2	Updated March 26, 2018

B. Coming to Work at Dominion Energy

1. Will I become a Dominion Energy employee?

When the merger is completed, SCANA will become a wholly-owned subsidiary of Dominion Energy, and SCANA employees will become part of the Dominion Energy family.

2. When will the transition to Dominion Energy occur?

The merger between SCANA and Dominion Energy is subject to regulatory and shareholder approval. The date will depend on the receipt of those approvals.

3. Will my service with SCANA count as service towards Dominion Energy?

Your service with SCANA will count as time worked with Dominion Energy for purposes of our policies and programs.

4. Will we lose the SCANA name and logo?

We need to discuss this with the regulators. At the appropriate time, we prefer that you would use the Dominion Energy name and brand. It is important to our core value of One Dominion Energy.

5. How does my union contract apply after the merger?

Your collective bargaining agreement continues to govern your wages, benefits and other terms and conditions of employment after the merger. Changes to your collective bargaining agreement are generally subject to negotiations between your employer and your union.

6. The collective bargaining agreement with IBEW continues through January 31, 2020. Who will IBEW negotiate with for a new agreement in 2020?

The merger does not change the fact that the IBEW collective bargaining agreement is an agreement between IBEW and South Carolina Electric & Gas Company (SCE&G). SCE&G will continue to exist after the merger, and the union will continue to bargain with SCE&G after the merger closes. Subject to shareholder and regulatory approvals, we expect that the merger will close well before the collective bargaining agreement ends in 2020 and that SCE&G will be part of the Dominion Energy family at that time.

7. The collective bargaining agreement with ICW continues through December 2, 2022. Who will ICW negotiate with for a new agreement in 2022? (Update)

The merger does not change the fact that the ICW collective bargaining agreement is an agreement between ICW and the Public Service Company of North Carolina, Inc. (PSNC). PSNC will continue to exist after the merger, and the union will continue to bargain with PSNC after the merger closes. Subject to shareholder and regulatory approvals, we expect that the merger will close well before the collective bargaining agreement ends in 2022 and that PSNC will be part of the Dominion Energy family at that time.

3	Updated March 26, 2018

8. What are Employee Resource Groups? Which ones do you have?

The company has launched an official Employee Resource Group program aimed at creating avenues where employees can engage, collaborate, network and contribute to company initiatives. We currently have 6 resource groups with multiple chapters across the footprint. They are:

We3: Women engaging, educating, energizing

DVN: Dominion Vets Network

AARG: African American Resource Group

HOLA!: Dominion Energy Latino Resource Group

Pride: LGBTQIA and Ally Resource Group

YP: Dominion Energy Young Professionals

9. Which healthcare insurance provider does Dominion Energy use?

We use Anthem Blue Cross Blue Shield for medical and Express Scripts for prescription drug benefits and have for many years. Dominion Energy’s health plans are self-funded.

10. Who should I contact if I have questions about my current benefits?

You should continue to contact the SCANA Employee Resource Center by calling 803-217-4444 or simply 7-4444 when dialing internally.

11. Does Dominion Energy have a 3-5-7 program or other bonus program?

Most Dominion Energy employees participate in the same Annual Incentive Program, which is based on financial performance of the company, and accomplishment of safety, diversity, and other operating and stewardship goals. Jobs are grouped into established tier levels with target awards determined as a percentage of an employee’s plan compensation (base or qualified earnings).

12. Are all linemen paid the same across states?

Dominion Energy’s Linemen currently work in offices located in Virginia and North Carolina. These Linemen are represented by IBEW Local 50 under one labor contract. Their rate of pay is the same; however, there is a wage supplement up to 10% for Lineman working in the Northern Virginia area to offset a higher cost of living.

13. Would employees receive all new uniforms?

The process and protocol for replacing existing uniforms with logos will be determined post close, but we can share that with previous mergers, uniforms bearing old logos were replaced with new uniforms displaying the Dominion Energy logo over time.

4	Updated March 26, 2018

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy has filed with the SEC a registration statement on Form S-4 that includes a combined preliminary proxy statement of SCANA and preliminary prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the proxy statement/prospectus included therein are in preliminary form. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the preliminary proxy statement/prospectus regarding the transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders are able to obtain a free copy of the preliminary proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the preliminary proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the preliminary proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 23, 2018, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 27, 2018 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 23, 2018 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described under Important Additional Information.

5	Updated March 26, 2018